SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

INMEDICA DEVELOPMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

457638 10 4
(CUSIP Number)

MICHAEL K. HAIR, ESQ.
Michael K. Hair, P.C.
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Phone:  480-443-9657
Fax:  480-443-1908
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 457638 10 4	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS LARRY E. CLARK I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,119,025 shares 8. SHARED VOTING POWER 6,043,704 shares 9. SOLE DISPOSITIVE POWER 2,119,025 shares 10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,162,729 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (1)

14.	TYPE OF REPORTING PERSON IN
(1)    Percentage is based upon 28,551,160 shares of common stock outstanding as of November 10, 2009, as described in the Issuer's Form 10-Q for the Quarter Ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009.

CUSIP No. 457638 10 4	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS RICHARD KENT BRUGGEMAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 6,584,066 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 540,362 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,584,066 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% (1)

14.	TYPE OF REPORTING PERSON IN
(1)    Percentage is based upon 28,551,160 shares of common stock outstanding as of November 10, 2009, as described in the Issuer's Form 10-Q for the Quarter Ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009.

Page 4 of 6 Pages

Explanatory Note:

This statement on Schedule 13D is being jointly filed by Larry E. Clark and Richard K. Bruggeman (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Act”).

Except as may be otherwise indicated in any future filings with the SEC by any of the Reporting Persons, each Reporting Person intends to continue to fulfill such Reporting Person’s obligations under Section 13(d) of the Act by filing amendments to this joint Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by Rule 13d-1(k) promulgated under the Act.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of InMedica Development Corporation, a Utah corporation (the "Issuer" or "InMedica"). The address of the principal executive office of the Issuer is 3104 E. Camelback Road, Suite 242, Phoenix, Arizona 85016.

ITEM 2.	IDENTITY AND BACKGROUND

Larry E. Clark and Richard K. Bruggeman are the Reporting Persons filing this Schedule 13D.  Mr. Clark and Mr. Bruggeman are former officers and directors of InMedica and are current officers and directors of MicroCor, Inc., a Utah corporation  (“MicroCor”), whose address is 825 North 300 West, Salt Lake City, UT 84103.  MicroCor is a 57% owned subsidiary of InMedica, engaged in the development of certain medical technology products.

The address for Mr. Clark is 1036 Oak Hills Way, Salt Lake City, Utah 84109.  The address for Mr. Bruggeman is 3167 S. 2850 E., Salt Lake City, Utah 84109.

Mr. Clark's and Mr. Bruggeman's principal business is the the day-to-day management of the research and development on MicroCor’s hematocrit technology (a method for measuring hematocrit non-invasively without drawing blood).

During the last five years, neither of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Clark and Mr. Bruggeman are citizens of the United States and residents of the State of Utah.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

Page 5 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information is based upon a total of 28,551,160 shares of the Issuer’s Common Stock outstanding as of November 10, 2009, as described in the Issuer's Form 10-Q for the Quarter Ended September 30, 2009, filed with the Securities and Exchange Commission on November 16, 2009.

Mr. Clark beneficially owns 8,162,729 shares, or approximately 28.6%, of the Issuer’s outstanding Common Stock, consisting of the following:  (1)  2,119,025 shares held directly by Mr. Clark, and (2) 6,043,704 shares held indirectly pursuant to a Proxy as described in Item 6, below.  As of September 10, 2009, Mr. Clark has sole voting and dispositive power over 2,119,025 shares and shared voting power and no dispositive power over 6,043,704 shares.

Mr. Bruggeman beneficially owns 6,584,066 shares, or approximately 23.1% of the Issuer's outstanding Common Stock, consisting of the following:  (1) 4,620 shares held in a family trust of which Mr. Bruggeman is Trustee, (2) 535,742 shares held by Mr. Bruggeman's wife, and (3) 6,043,704 shares held indirectly pursuant to a Proxy as described in Item 6, below. As of September 10, 2009, Mr. Bruggeman has shared voting power over 6,584,066 shares, shared dispositive power over 540,362 shares and no dispositive power over 6,043,704 shares.

Neither Reporting Person has effected any transactions in the Issuer’s Common Stock since the grant of the Proxy on September 10, 2009, nor during the sixty days prior to the date of this Schedule 13D, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons, except as described in Item 6, below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 10, 2009, Chi Lin Technology Co., Ltd. (“Chi Lin”), the beneficial owner of 6,043,704 shares of common stock of InMedica Development Corporation (the “Shares”) granted an unrestricted proxy to vote the Shares through January 8, 2010 to Larry Clark and Richard Bruggeman, former officers and directors of InMedica.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

     The following documents are included as exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement dated November 19, 2009, by and among the Reporting Persons

Exhibit 2	Proxy dated September 10, 2009

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2009

/s/ Larry E. Clark

Larry E. Clark

/s/ Richard K. Bruggeman

Richard K. Bruggeman